May 2, 2008

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Green Dragon Wood Products, Inc.

Fifth Amendment to Registration Statement on Form S-1

File No. 333-147988

Filed:  May 2, 2008

Dear Ms. Long:

Below are Green Dragon Wood Products, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated May 1, 2008.  On behalf of the Company, on May 2, 2008, I transmitted via EDGAR the Company’s Fifth Amendment to Registration Statement on Form S-1.

Prospectus Summary, page 1

1.   We revised our disclosure to provide the correct footnote references.

Directors, Executive Officers, Promoters and Control Persons, page 13

2.   We amended this disclosure according to your comment.

Results of Operations, page 22

3.    We amended this disclosure to provide continuity regarding our receivables.

Liquidity and Capital Resources, page 25

4.    We amended our disclosure according to your comment.

Certain Relationships and Related Transactions, page 27

5.    We amended our disclosure to accurately reflect that the dividends paid were to shareholders of record and not as dividends to our officers/directors.  Since the amount was a declared dividend to shareholders of record of September 25, 2007 it is correctly reflected in our Statement of Cash Flows and as Other Compensation in Table 10.0  Summary Compensation.

Pamela A. Long, SEC

Re:  Green Dragon Wood Products, Inc.

5/2/2008

6.  We amended this disclosure to conform to your comment.

7.  We amended this disclosure to provide detailed disclosure regarding the dividend being paid to our two (2) shareholders of record as of September 25, 2007 and not as dividends to our officers/directors for services to the company.

Executive Compensation, page 30

8.  We amended this disclosure to conform to your comment.  The dividend was declared on September 25, 2007 for shareholders of record as of that date.  The payment date was set for October 5, 2007.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Green dragon Wood Products, Inc. S-1/A-5

2.

Redline comparison between Amendment 5 and Amendment 4

3.

5.5 Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.